UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*


                    Windsor Woodmont Black Hawk Resort Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   97380W 10 5
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                October 30, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     /_/ Rule 13d-1(b)

     /_/ Rule 13d-1(c)

     /X/ Rule 13d-1(d)
      -

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 4 pages

                                  SCHEDULE 13G

CUSIP No.  97380W  10  5
         ---------------

   1       NAMES OF REPORTING PERSONS        Donald J. Malouf
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

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   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (a) /__/
           (b) /__/
--------------------------------------------------------------------------------
   3       SEC USE ONLY
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   4       CITIZENSHIP OR PLACE OF ORGANIZATION         United States
--------------------------------------------------------------------------------

                             5     SOLE VOTING POWER           171,580*

           Number of         ---------------------------------------------------

           Shares            6     SHARED VOTING POWER          -0-
           Beneficially
           Owned by          ---------------------------------------------------

           Each              7     SOLE DISPOSITIVE POWER        171,580*
           Reporting
           Person            ---------------------------------------------------

           With              8     SHARED DISPOSITlVE POWER        -0-

--------------------------------------------------------------------------------
 9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 171,580*

--------------------------------------------------------------------------------
10 CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)

--------------------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)        17.1%*

--------------------------------------------------------------------------------
12         TYPE OF REPORTING PERSON (See Instructions)          IN

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* Includes 83,290 shares owned by the APR 21st Century Trust ("APR Trust") and
83,290 shares owned by the AMR 21st Century Trust ("AMR Trust"). Mr. Malouf serves as trustee of the APR Trust and the AMR Trust. The filing of this
Schedule 13G shall not be construed as an admission that Mr. Malouf is, for purposes of Section 13(d) or (g) of the Act, the beneficial owner of the 166,580 shares owned of record by the APR Trust and the AMR Trust. Also includes 5,000 shares underlying options to purchase shares of common stock of the Issuer.

                               Page 2 of 4 pages

Item 1.   (a)      Name of Issuer:  Windsor Woodmont Black Hawk Resort Corp.

          (b)      Address of Issuer's Principal Executive Offices:
                   12160 North Abrams Road,
                   Suite 516, Dallas, TX 75243

Item 2.   (a)      Name of Person Filing:  Donald J. Malouf

          (b)      Address of Principal Business Office or, if none, Residence:
                   600 Preston Commons East
                   8115 Preston Commons Road
                   Dallas, TX 75243

          (c)      Citizenship:  United States

          (d)      Title of Class of Securities:  Common Stock, $0.01 par value

          (e)      CUSIP Number:  97380W  10  5

Item 3. If this statement is filed pursuant to section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is
          a:    Not Applicable

          (a) /__/ Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 78o).

          (b) /__/ Bank as defined in section 3(a) (6) of the Act (15 U.S.C.
                   78c).

          (c) /__/ Insurance company as defined in section 3(a) (19) of the Act (15 U.S.C. 78c).

          (d) /__/ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

          (e) /__/ An investment adviser in accordance withss.240.13d-1(b)(1)(ii)(E);

          (f) /__/ An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

          (g) /__/ A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

          (h) /__/ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

          (i) /__/ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

          (j) /__/ Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

                               Page 3 of 4 pages

Item 4.   Ownership

          (a)      Amount beneficially owned:       171,580
                                             -----------------------------------

          (b)      Percent of class:         17.1%
                                    --------------------------------------------

          (c)      Number of shares as to which the person has:
                                                               -----------------

                   (i)  Sole power to vote or to direct the vote       171,580
                                                                ----------------

                   (ii) Shared power to vote or to direct the vote      - 0-
                                                                  --------------

                   (iii)Sole power to dispose or to direct the disposition of
                        171,580
                        --------------------------------------------------------

                   (iv) Shared power to dispose or to direct the disposition of
                        - 0-
                        --------------------------------------------------------

Item 5.   Ownership of Five Percent or Less of a Class Not Applicable

Item 6. Ownership of More Than Five Percent on Behalf of Another Person Not Applicable

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company or Control Person Not Applicable

Item 8.   Identification and Classification of Members of the Group
          Not Applicable

Item 9.   Notice of Dissolution of Group Not Applicable

Item 10.  Certifications Not Applicable


                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct.

                                                           2/13/01
                                            -----------------------------------
                                                            Date

                                            /s/  Donald J. Malouf
                                            -----------------------------------
                                                          Signature


                                                      Donald J. Malouf
                                            -----------------------------------
                                                        Name/Title

                               Page 4 of 4 pages